SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)    .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)    .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TELE NORTE LESTE PARTICIPAÇÕES S.A. Publicly-Held Company Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.558.134/0001-58 Board of Trade (NIRE) No. 33300262539	TELEMAR NORTE LESTE S.A. Publicly-Held Company Corporate Taxpayers’ Registry (CNPJ/MF) No. 33.000.118/0001-79 Board of Trade (NIRE) No. 33300152580

BRASIL TELECOM S.A. Publicly-Held Company Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8	COARI PARTICIPAÇÕES S.A. Publicly-Held Company Corporate Taxpayers’ Registry (CNPJ/MF) No. 04.030.087/0001-09 Board of Trade (NIRE) No. 33 3 0027761-7

CALAIS PARTICIPAÇÕES S.A. Publicly-Held Company Corporate Taxpayers’ Registry (CNPJ/MF) No. 04.034.792/0001-76 Board of Trade (NIRE) No. 35.300180615	TELE NORTE CELULAR PARTICIPAÇÕES S.A. Publicly-Held Company Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.558.154/0001-29 Board of Trade (NIRE) No. 33300290460

Notice to the Market

Oi Announces the Exit of its Chief Executive Officer

Tele Norte Leste Participações S.A. and its subsidiaries inform the public and its shareholders that Luiz Eduardo Falco will leave his position as Chief Executive Officer of Oi by the end of the first semester of this year, thus ending his tenure at the company.

During the past ten years, Falco led important movements at Oi, significantly contributing to its development.

The controlling shareholders of Oi will indicate companies specializing in human resources to assist in the process of selecting candidates, according to the terms of the shareholders’ agreements in force.

The company will timely inform the market when new details relating to this matter arise.

Rio de Janeiro, April 14, 2011

Alex Waldemar Zornig

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2011

BRASIL TELECOM S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Investor Relations Officer